Exhibit 99.1

CRH Medical Corporation Announces Acquisition in Florida and First Monitored Anesthesia Care Development Program in Washington State

VANCOUVER, March 15, 2017 /CNW/ - CRH Medical Corporation (TSX: CRH) (NYSE MKT: CRHM) (the "Company"), announces that it has completed an accretive transaction whereby CRH has acquired a 60% interest in a gastroenterology ("GI") anesthesia practice in Kissimmee Florida ("Kissimmee").

CRH also announces that it has entered into an exclusive agreement to develop and manage a monitored anesthesia care ("MAC", or "Deep Sedation") program with Puget Sound Gastroenterology ("PSG"), located in Washington State. Under the terms of the agreement, CRH has the option to acquire 51% of the newly created MAC business at a future date.

Kissimmee Transaction Highlights

•	Total annual estimated revenue of US$2.2 million
•	EBITDA and cash flow accretive
•	Services one ambulatory surgical center ("ASC") and is CRH's third acquisition in Florida
•	Structured as joint venture with CRH retaining a 60% interest

PSG Transaction Highlights

•	PSG is a premier group of gastroenterologists with four ASCs in the greater Seattle area
•	CRH to develop and manage an MAC program for PSG
•	CRH retains an option to purchase 51% of the new anesthesia business at a future date, no sooner than 12 months

CRH estimates that approximately half of the endoscopic procedures administered in ASCs are performed without MAC, the standard of care for anesthesia for endoscopic procedures. CRH's MAC Development Program represents a significant new opportunity to expand the Company's anesthesia services business by employing its expertise to assist gastroenterology practices to transition to monitored anesthesia for better patient care.

Edward Wright, CEO of CRH, stated, "The Kissimmee transaction with an existing O'Regan customer expands our anesthesia presence to 27 ASCs. More importantly, the MAC program will contribute greatly to CRH's long-term shareholder value and is a significant new opportunity to engage gastroenterologists currently not utilizing Deep Sedation, which may be as much as 50% of the GI market. Under the MAC program, CRH has the option to purchase 51% of PSG's anesthesia business after 12 months. Until such time, we will not recognize any material revenue or expense from PSG."

About CRH Medical Corporation

CRH Medical Corporation is a North American company focused on providing gastroenterologists throughout the United States with innovative services and products for the treatment of gastrointestinal diseases. The CRH O'Regan System is a single-use, disposable, hemorrhoid banding technology that is safe and highly effective in treating all grades of hemorrhoids. CRH distributes the O'Regan System, treatment protocols, operational and marketing expertise as a complete, turnkey package directly to gastroenterology practices, creating meaningful relationships with the gastroenterologists it serves. CRH's O'Regan System is currently used in all 48 lower US states.

In 2014, CRH acquired Gastroenterology Anesthesia Associates, LLC ("GAA"), a full-service gastroenterology anesthesia company that provides anesthesia services for patients undergoing endoscopic procedures. Since then, CRH has incorporated ten additional acquisitions to its anesthesia business. CRH Anesthesia now services 27 ambulatory surgical centers in seven states and performs approximately 170,000 procedures annually.

Forward-Looking Statements

Information included or incorporated by reference in this document may contain forward-looking statements. This information may involve known and unknown risks, uncertainties, and other factors which may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements.  Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words "may," "will," "should," "expect," "anticipate," "estimate," "believe," "plan," "intend" or "project" or the negative of these words or other variations on these words or comparable terminology. Certain risks underlying our assumptions are highlighted below; if risks materialize, or if assumptions prove otherwise to be untrue, our results will differ from those suggested by our forward looking statements and our results and operations may be negatively affected. Forward looking statements in this report include statements regarding profitability, additional acquisitions, increasing revenue and Operating EBITDA, continued growth of our business in line with historical growth rates, trends in our industry, financing plans, our anticipated needs for working capital and leveraging our capabilities. Actual events or results may differ materially from those discussed in forward-looking statements. There can be no assurance that the forward-looking statements currently contained in this report will in fact occur. The Company bases its forward-looking statements on information currently available to it. The Company disclaims any intent or obligations to update or revise publicly any forward-looking statements whether as a result of new information, estimates or options, future events or results or otherwise, unless required to do so by law.

Forward-looking information reflects current expectations of management regarding future events and operating performance as of the date of this document. Such information involves significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in forward-looking information, including, without limitation: our need for additional financing and our estimates regarding our capital requirements, future revenues and profitability; our ability to successfully implement and maintain managed anesthesia care ("MAC") programs with anesthesia practices not currently utilizing MAC;  if our GI Anesthesia partner volume does not grow as expected, or decreases, this could impact revenue and profitability; if we are unable to identify GI Anesthesia businesses to acquire, or are unable to complete transactions, this could impact our future revenue growth and profitability; unfavourable economic conditions could have an adverse effect on our business; risks related to covenants and events of default under the Company's Credit Facilities; risks related to increased leverage resulting from incurring additional debt; the policies of health insurance carriers may affect the amount of revenue the Company receives; our ability to successfully market and sell our products and services; we may be subject to competition and technological risk which may impact the price and amount of product we can sell and nature of services we can provide; regulatory changes that are unfavorable in the states where our operations are concentrated; our ability to and the cost of compliance with extensive existing regulation and any changes or amendments thereto; changes within the medical industry and third-party reimbursement policies and our estimates of associated timing and costs with the same; risks related to the Affordable Care Act (the "ACA") in terms of patient volume and reimbursement and the corresponding effect on our business; changes in key United States federal or state laws, rules, and regulations; our ability to establish, maintain and defend intellectual property rights; risks related to United States antitrust regulations; risks related to record keeping and confidentiality by our affiliated physicians; our ability to recruit and retain qualified physicians to provide our services; risks related to our affiliated physicians leaving our affiliated ASCs; our ability to enforce non-competition and other restrictive covenants in our agreements; Contracts with ASCs, such as those acquired with Gastroenterology Anesthesia Associates, LLC,  or other customers may be terminated, or may not be renewed, by the counterparty; risks related to corporate practice of medicine and our ability to renew and maintain agreements with anesthesiologists and other contractors; our ability and forecasts of expansion and the Company's management of anticipated growth; risks related to our dependence on complex information systems; our senior management has been key to our growth and we may be adversely affected if we are unable to retain them, conflicts of interest develop or we lose any key member of our senior management; risks associated with manufacture of our products and our economic dependence on suppliers; changes in the industry and the economy may affect the Company's business; risks related to the competitive nature of the medical industry; evolving regulation of corporate governance and public disclosure may result in additional corporate expenses; adverse events relating to our product or services could result in risks relating to product liability, medical malpractice, other legal claims, insurance, product recalls and other liabilities; various risks associated with legal, regulatory or investigative proceedings; risks associated with governmental investigations into marketing and other business practices; we are subject to health and safety risks within our industry; our ability to successfully identify and complete future transactions and integrate our acquisitions; anti-takeover provisions create risks related to lost opportunities; we may not continue to attract gastroenterologists ("GIs") and other licensed providers to purchase and use the CRH O'Regan System or to provide our services resulting in slower than expected growth; risks associated with the trading of our common shares on a public marketplace which could result in changes to stock prices unrelated to our performance; risks related to adverse movements in foreign currency exchange rates; risks related to maintaining our foreign private issuer status enabling us to maintain lower costs of compliance; risks related to writing-off intangible assets and the associated charges to net income; risks related to the reduction in the reimbursement of anesthesia procedure codes; changes in our effective income tax rates; risks related to our ability to manage third-party service providers; risks related to the failure of our employees and third-party contractors to appropriately record or document services that they provide; and risks related to criminal or civil sanctions in connection with failure to comply with privacy regulations regarding the use and disclosure of patient information. For a complete discussion of the Company's business including the assumptions and risks set out above, see the Company's annual information form which is available on SEDAR at www.sedar.com.

SOURCE CRH Medical Corporation

To view the original version on PR Newswire, visit: http://www.newswire.ca/en/releases/archive/March2017/15/c3656.html

%CIK: 0001461119

For further information: Kettina Cordero, Director of Investor Relations, CRH Medical Corporation, 800.660.2153 x1030, kcordero@crhmedcorp.com, http://investors.crhsystem.com/

CO: CRH Medical Corporation

CNW 08:00e 15-MAR-17